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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 (Address of principal executive office)

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7:

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached to this Report on Form 6-K as Exhibit 99.1 is the Management Report of Fund Performance and Unaudited Interim Financial Statements as of March 31, 2014 of Sprott Physical Gold Trust (the "Trust"). Exhibit 99.1 hereto is hereby incorporated by reference into the Trust's registration statement on Form F-10 (File No. 333-195434), filed with the Commission on April 22, 2014.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(registrant)
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant
By:	/s/ KIRSTIN H. MCTAGGART Kirstin H. McTaggart Corporate Secretary

Dated May 15, 2014

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT
SIGNATURES